SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January 09, 2009

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations 55 (61) 3415-1140 ri@brasiltelecom.com.br Media and Communication 55 (61) 3415-1822 diretoriadecomunicacao@brasiltelecom.com.br

BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Held Company
CORPORATE TAXPAYER REGISTRATION 02.570.688/0001-70
BOARD OF TRADE 53.3.0000581-8

Minutes of the Board of Directors’ Meeting
held on January 08, 2009

Date, Time and Venue:

January 08, 2009 at 06:30 p.m., at the headquarters of Brasil Telecom Participações S.A. (“BTP” or “Company”) located at SIA SUL – ASP, Lote “D”, Bloco “B”, Brasília/DF.

Call Notice:

The  call  notice  was  issued  pursuant  to  the  head  paragraph of  Article  26 of  the  Company’s  Bylaws,  through correspondence signed by the Chairman of the Board of Directors, Sergio Spinelli Silva Junior (Doc. 01).

Attendance:

Through a conference call, pursuant to the Compnay’s Bylaws, the following members of the Company’s Board of Directors were present: Messrs. Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Elemér André Suranyi, Kevin Michael Altit, Ricardo Ferraz Torres e José Luiz Guimarães Junior.

Presiding Board:

Chairman:  Sergio Spinelli Silva Junior
 Secretary:  Darwin Corrêa

Agenda:

1.	Deliberate on the replacement of the Company’s statutory management, with the election its new members.

2.	Deliberate on the Summons of an Extraordinary Shareholders Meeting of the Company, to resolve the following matters: (i) the replacement of Board of Directors Members appointed by the controllers, with election of new members to complement the tenure; (ii) the election of the Chairman and the Vice- President of the Board of Directors; and (iii) the replacement of Fiscal Board Members appointed by the Common Shareholders, with election of new members to complement the tenure;

Resolutions:

Prior to the initial analysis of the Agenda, Board Members present unanimously approved the drawing up of the Minutes of this Board of Directors’ Meeting in summarized form, by operation of law, permitting the presentation of votes and protests, which will be received by the Presiding Board and filed at the Company’s headquarters.

Preliminarily, for item 1 of the Agenda, due to the Company’s Controlling Change and as appointed by the new controller,  the  Meeting  deliberated  and  unanimously  approved  the  replacement of  the  current  management members and, following that, the election of the new management, to complement the mandate until the first Board Meeting after the 2009 Ordinary Shareholders’ Meeting, as follows:

LUIZ EDUARDO FALCO PIRES CORRÊA, Brazilian, married, engineer, bearer of the identity card SSP/SP 6056736, registered before the Federal Revenue Service under CPF/MF 052.425.988-75, with address in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua Humberto de Campos, nº 425, 8º andar, as Chief Executive Officer;

ALEX WALDEMAR ZORNIG, Brazilian, legally separated, business administrator, bearer of the identity card SSP/SP 9415053, registered before the Federal Revenue Service under CPF/MF 919.584.158-04, with address in the city of Rio de Janeiro, at Rua Humberto de Campos, nº 425, 8º andar, as Chief Financial Officer and Investor Relations Officer;

PAULO  ALTMEYER  GONÇALVES,  Brazilian,  married,  engineer,  bearer of  the  identity  card  SJS/RS  8002420647, registered before the Federal Revenue Service under CPF/MF 153.421.660-04, with address in the city of Rio de Janeiro, at Rua Humberto de Campos, nº 425, 8º andar, as Human Resources Director;

Maintaining  his  position as  Technical  Executive  Officer,  FRANCISCO  AURÉLIO  SAMPAIO  SANTIAGO,  Brazilian, married,  engineer,  bearer of  the  identity  card  SSP/SE  244543,  registered  before  the  Federal  Revenue Service under CPF/MF 145.053.631 - 04.

The  above- mentioned  Executive  Officers  declare  for all  legal  purposes  that  they  are  not  legally  impeded  from performing their duties, as per the statements to be filed at the Company’s head office.

Pursuant to  Article 4 of  CVM  Instruction  367 of  May  29,  2002,  the  Chairman  placed  on  record  the  receipt of resumes of the Executive Officers elected, which will be filed at the Company’s head office.

The new management’ remuneration will be defined in the next Board of Director’s Meeting.

As  for  item 2 of  the  Agenda, it  was  discussed  and  unanimously  approved  the  Summons of  an  Extraordinary Shareholders’ Meeting, to be held on February 12, 2009, at 04:30 p.m., to resolve the following agenda:

(i)	Deliberate on the replacement of Board of Directors Members appointed by the controllers, with election of new members to complement the tenure; and

(ii)	Deliberate on the election of the Chairman and the Vice-President of the Board of Directors; and

(iii)	Deliberate on the replacement of Fiscal Board Members appointed by the holders of Common Shares, with election of new members to complement the tenure.

At the end of the meeting, the Board members placed on record their gratitude to the outgoing Executive Officers for their significant services to the Company during their tenure.

Closure:
With no further business to discuss, the minutes of this Board of Directors Meeting were drawn up, read and found in compliance by all present.

Brasília, January 08, 2009.

Sergio Spinelli Silva Junior	Darwin Corrêa
Chairman	Secretary

The following members of the Company’s Board of Directors were present:

Sergio Spinelli Silva Junior	Pedro Paulo Elejalde de Campos

Elemér André Suranyi	Kevin Michael Altit

Ricardo Ferraz Torres	José Luiz Guimarães Junior

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 09, 2009

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.